Filed by JWC Acquisition Corp.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: JWC Acquisition Corp.
Commission File No.: 000-54202

On July 26, 2012, JWC Acquisition Corp., a Delaware corporation (the “Company”), mailed a notice to its stockholders of record as of July 23, 2012 of a special meeting to be held on August 16, 2012, to consider and vote on proposals related to that certain Contribution and Merger Agreement, dated as of June 27, 2012 (the “Contribution and Merger Agreement”), by and among the Company, The Tile Shop, LLC, a Delaware limited liability company (“The Tile Shop”), the members of The Tile Shop (the “Members”), Nabron International Inc., a Bahamas corporation (“Nabron” and, together with the Members other than ILTS, LLC, the “Sellers”), Tile Shop Holdings, Inc., a Delaware corporation (“TS Holdings”), Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of TS Holdings (“Merger Sub”) and Peter Jacullo, in his capacity as Sellers’ representative, pursuant to which (i) all of the membership interests in The Tile Shop will be contributed directly or indirectly to TS Holdings in exchange for cash and common stock and promissory notes of TS Holdings, and (ii) Merger Sub will merge with and into the Company, as a result of which all of the issued and outstanding shares of the Company’s common stock will be exchanged for an equal number of shares of common stock of TS Holdings and all of the outstanding warrants to purchase the Company’s common stock will be exercisable for an equal number of shares of TS Holdings common stock on the existing terms and conditions of such warrants (the “Business Combination”). The text of the notice of special meeting is below. Included in the notice as Annex A was a copy of the preliminary proxy statement/prospectus that relates to the Business Combination and the stockholder proposals to be voted upon at the special meeting of stockholders. The preliminary proxy statement/prospectus included in the notice was filed by TS Holdings on July 23, 2012 as part of the Registration Statement on Form S-4 (File No. 333-182482)(the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) in connection with the Business Combination and is incorporated by reference into this filing. The Company will mail a definitive proxy statement/prospectus and proxy card to its stockholders when available.

Additional Information About the Business Combination and Where to Find It

In connection with the Business Combination, TS Holdings filed with the SEC the Registration Statement, which includes, as noted above, a preliminary proxy statement/prospectus. This material is not a substitute for the definitive proxy statement/prospectus regarding the proposed Business Combination. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders when available. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the Business Combination (when available), because they contain important information about The Tile Shop, TS Holdings, the Company and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of record of the Company as of July 23, 2012. Stockholders may obtain copies of the Registration Statement, which includes the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: JWC Acquisition Corp., Bay Colony Corporate Center - North Entrance, 1000 Winter Street - Suite 4300, Waltham, Massachusetts 02451, tel. (617) 753-1100, Attention: Jeffrey J. Teschke. If you have any questions about how to submit your proxy, you should contact the Company’s solicitor, which is assisting the Company in the solicitation of proxies, at:

Morrow & Co., LLC

470 West Avenue, Stamford, Connecticut 06902

Telephone: (800) 662-5200

Participants In The Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies to the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and officers and a description of their interests in the Business Combination is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC, is also contained in the Registration Statement and will also be included in the definitive proxy statement/prospectus for the proposed Business Combination.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution and Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company, Sellers, The Tile Shop, TS Holdings, or others following announcement of the Contribution and Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Contribution and Merger Agreement; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination would disrupt current plans and operations as a result of the announcement and consummation of the Business Combination described herein; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that TS Holdings, The Tile Shop or the Company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in filings with the SEC by the Company or TS Holdings.

Investors are referred to the most recent reports filed with the SEC by the Company. Investors are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

JWC ACQUISITION CORP.

Bay Colony Corporate Center - North Entrance

1000 Winter Street - Suite 4300

Waltham, Massachusetts 02451

Dear Stockholder:

You are cordially invited to attend a special meeting of the stockholders of JWC Acquisition Corp. (“JWCAC”) at 10:00 a.m., Eastern time on August 16, 2012, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York.

At the special meeting, you will be asked to consider and vote on (i) the adoption and approval of a contribution and merger agreement, dated as of June 27, 2012, by and among JWCAC, The Tile Shop, LLC, Tile Shop Holdings, Inc. and certain other parties thereto (the “Contribution and Merger Agreement”), (ii) the approval of an amendment to JWCAC’s amended and restated certificate of incorporation, (iii) the approval of the adjournment of the special meeting in order to permit further solicitation of proxies if necessary and (iv) such other matters as may properly come before the special meeting.

We have enclosed with this letter a notice of the special meeting and a notice of appraisal rights which will be available to our stockholders. We have also enclosed as Annex A a copy of the preliminary proxy statement/prospectus which is part of the registration statement on Form S-4 (File No. 333-182482) filed with the Securities and Exchange Commission (“SEC”) by Tile Shop Holdings, Inc. (“TS Holdings”) relating to the transactions contemplated by the Contribution and Merger Agreement (the “Registration Statement”). The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Contribution and Merger Agreement, as well as information describing the transactions contemplated by the Contribution and Merger Agreement and the parties to the Contribution and Merger Agreement, including historical financial information and pro forma financial information. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which TS Holdings may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which we will mail to you in the near future after the Registration Statement has been declared effective by the SEC. We have also enclosed as Annex B a full copy of Section 262 of the Delaware General Corporation Law which pertains to appraisal rights.

The items of business to be presented at the special meeting will be more fully described in the definitive proxy statement/prospectus that will be provided to you in the near future. We will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus.

We thank you for your ongoing support and we hope to see you at the special meeting.

Sincerely,

July 26, 2012	John W. Childs
Chairman and Chief Executive Officer
JWC Acquisition Corp.

JWC ACQUISITION CORP.
Bay Colony Corporate Center - North Entrance
1000 Winter Street - Suite 4300
Waltham, Massachusetts 02451

NOTICE OF SPECIAL MEETING
OF STOCKHOLDERS OF JWC ACQUISITION CORP.

To Be Held On August 16, 2012

To the Stockholders of JWC Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of JWC Acquisition Corp., a Delaware corporation (“JWCAC”), will be held at 10:00 a.m., Eastern time, on August 16, 2012, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York. You are cordially invited to attend the special meeting of stockholders for the following purposes:

(1) The Business Combination Proposal— to consider and vote upon a proposal to adopt the Contribution and Merger Agreement, dated as of June 27, 2012, as may be amended (the “Contribution and Merger Agreement”), by and among JWCAC, on the one hand, and The Tile Shop, LLC, a Delaware limited liability company (“The Tile Shop”), the members of The Tile Shop (the “Members”), Nabron International Inc., a Bahamas corporation (“Nabron” and, together with the Members other than ILTS, LLC the “Sellers”), Tile Shop Holdings, Inc. a newly-formed Delaware corporation and wholly owned subsidiary of The Tile Shop (“TS Holdings”), Tile Shop Merger Sub, Inc., a newly-formed Delaware corporation and wholly owned subsidiary of TS Holdings (“Merger Sub”), and Peter Jacullo, in his capacity as Sellers’ representative, on the other hand, and approve the transactions contemplated thereby (the “Business Combination Proposal”);

(2) The Charter Amendment Proposal— to consider and vote upon a proposal to approve an amendment to the amended and restated certificate of incorporation of JWCAC to change the date on which it must have consummated a business combination or else cease operations and redeem the shares of common stock issued in its initial public offering from August 23, 2012 to August 30, 2012, in order to provide JWCAC with additional time to close the transactions contemplated by the Contribution and Merger Agreement (the “Charter Amendment Proposal”);

(3) The Adjournment Proposal— to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting of stockholders, there are not sufficient votes to approve the Business Combination Proposal or the Charter Amendment Proposal (the “Adjournment Proposal”); and

(4) to consider and transact such other procedural matters as may properly come before the special meeting of stockholders or any adjournment or postponement thereof.

Only holders of record of JWCAC common stock at the close of business on July 23, 2012 are entitled to notice of the special meeting of stockholders and to vote and have their votes counted at the special meeting of stockholders and any adjournments or postponements of the special meeting of stockholders. A complete list of JWCAC stockholders of record entitled to vote at the special meeting of stockholders will be available for ten days before the special meeting of stockholders at the principal executive offices of JWCAC for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting of stockholders.

Pursuant to JWCAC’s amended and restated certificate of incorporation, JWCAC will provide holders of its public shares (“public stockholders”) with the opportunity to redeem their shares of JWCAC common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of JWCAC’s initial public offering as of two business days prior to the consummation of the transactions contemplated by the Contribution and Merger Agreement, less franchise and income taxes payable, upon the consummation of the transactions contemplated by the Contribution and Merger Agreement. For illustrative purposes, based on funds in the trust account of approximately $125.0 million on June 30, 2012, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 10% of the public shares. The holders of JWCAC shares issued prior to its initial public offering (“founder shares”) have agreed to waive their redemption rights with respect to their founder shares and any other shares they may hold in connection with the consummation of the transactions contemplated by the Contribution and Merger Agreement, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, JWCAC’s Sponsor and independent directors own approximately 14% of the outstanding shares of JWCAC common stock, consisting of all of the founder shares.

The transactions contemplated by the Contribution and Merger Agreement will be consummated only if a majority of the outstanding shares of common stock of JWCAC are voted in favor of the Business Combination Proposal. JWCAC has no specified maximum redemption threshold. In addition, it is a condition to closing under the Contribution and Merger Agreement that holders of no more than 5,500,000 public shares exercise their redemption rights pursuant to JWCAC’s amended and restated certificate of incorporation.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

July 26, 2012	John W. Childs
Chairman and Chief Executive Officer
JWC Acquisition Corp.

ADDITIONAL INFORMATION REGARDING THE BUSINESS COMBINATION
AND WHERE TO FIND IT

In connection with the business combination, Tile Shop Holdings, Inc. (“TS Holdings”) filed a Registration Statement on Form S-4 (File No. 333-182482) (the “Registration Statement”), which includes a preliminary proxy statement/prospectus, with the Securities and Exchange Commission (the “SEC”). A copy of the preliminary proxy statement/prospectus is attached hereto as Annex A. This material is not a substitute for the definitive proxy statement/prospectus regarding the Business Combination Proposal. JWCAC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders when available. JWCAC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with JWCAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination Proposal (when available), because they contain important information about The Tile Shop, TS Holdings, JWCAC and the Business Combination Proposal. The definitive proxy statement/prospectus will be mailed to JWCAC stockholders of record as of July 23, 2012. Stockholders may obtain copies of the Registration Statement, which includes the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: JWC Acquisition Corp., Bay Colony Corporate Center - North Entrance, 1000 Winter Street - Suite 4300, Waltham, Massachusetts 02451, tel. (617) 753-1100, Attention: Jeffrey J. Teschke. If you have any questions about how to submit your proxy, you should contact JWCAC’s solicitor, which is assisting JWCAC in the solicitation of proxies, at:

Morrow & Co., LLC

470 West Avenue, Stamford, Connecticut 06902

Telephone: (800) 662-5200

PARTICIPANTS IN THE SOLICITATION

JWCAC and its directors and officers may be deemed participants in the solicitation of proxies to JWCAC’s stockholders with respect to the business combination. A list of the names of those directors and officers and a description of their interests in JWCAC is contained in JWCAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC, is also contained in the Registration Statement and will also be included in the definitive proxy statement/prospectus for the Business Combination Proposal.

FORWARD LOOKING STATEMENTS

This notice includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution and Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against JWCAC, Sellers, The Tile Shop, TS Holdings, or others following announcement of the Contribution and Merger Agreement and the business combination; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of JWCAC or other conditions to closing in the Contribution and Merger Agreement; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the business combination; (5) the risk that the business combination would disrupt current plans and operations as a result of the announcement and consummation of the business combination; (6) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the business combination; (8) changes in applicable laws or regulations; (9) the possibility that TS Holdings, The Tile Shop or JWCAC may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in filings with the SEC by JWCAC or TS Holdings.

Investors are referred to the most recent reports filed with the SEC by JWCAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and JWCAC undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

NOTICE OF APPRAISAL RIGHTS

In connection with the merger of Merger Sub with and into JWCAC under the Contribution and Merger Agreement (the “Merger”), appraisal rights will be available to all JWCAC stockholders pursuant to Section 262 of the Delaware General Corporation Law (“DGCL”). Appraisal rights are not available to holders of JWCAC warrants. As such, holders of shares of JWCAC common stock who do not vote in favor of the Business Combination Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights under Section 262 of the DGCL.

Holders of public shares electing to exercise redemption rights will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this notice as Annex B. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of common stock of JWCAC as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of JWCAC held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262 of the DGCL, holders of shares of common stock of JWCAC who do not vote in favor of the Business Combination Proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the business combination, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger or consolidation agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This notice constitutes the notice, and the full text of Section 262 is attached to this notice as Annex B. Any holder of common stock of JWCAC who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, JWCAC believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

In connection with the Merger, any holder of common stock of JWCAC wishing to exercise appraisal rights must deliver to JWCAC, before the vote on the Business Combination Proposal at the special meeting of JWCAC stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the Contribution and Merger Agreement. A holder of shares of JWCAC common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the Merger. The stockholder must not vote in favor of the Business Combination Proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Business Combination Proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Business Combination Proposal or abstain from voting on the Business Combination Proposal. Neither voting against the Business Combination Proposal nor abstaining from voting or failing to vote on the Business Combination Proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Business Combination Proposal. The demand must reasonably inform JWCAC of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the Business Combination Proposal at the special meeting of JWCAC stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of JWCAC common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of JWCAC should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of common stock of JWCAC held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

JWCAC stockholders should consider carefully the documents described above under “Additional Information Regarding the Business Combination and Where to Find it” as well as this Notice to determine whether they want to make a request for appraisal of their shares.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to JWC Acquisition Corp. at Bay Colony Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, MA 02451, Attention: Jeffrey Teschke, Secretary.

Any holder of common stock of JWCAC may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Contribution and Merger Agreement by delivering to JWCAC, as the surviving entity of the Merger, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Merger will require written approval of JWCAC, as the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just.

Notice by the Surviving Corporation

Within 10 days after the effective time of the Merger, JWCAC, as the surviving corporation, must notify each holder of common stock of JWCAC who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the Business Combination Proposal, that the Merger has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Merger, but not thereafter, JWCAC, as the surviving entity of the Merger, or any holder of common stock of JWCAC who has so complied with Section 262 and is entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. JWCAC, as the surviving entity is under no obligation to and has no present intention to file a petition, and holders should not assume that JWCAC will file a petition. Accordingly, it is the obligation of the holders of common stock of JWCAC to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of JWCAC within the time prescribed in Section 262.

Within 120 days after the effective time of the Merger, any holder of common stock of JWCAC who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from JWCAC a statement setting forth the aggregate number of shares not voted in favor of the Business Combination Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed by a holder of shares of common stock of JWCAC and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After determining the holders of common stock of JWCAC entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares. Although JWCAC believes that the exchange of JWCAC common stock for TS Holdings common stock is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, this consideration. Neither JWCAC nor TS Holdings anticipate offering more than the applicable shares of common stock of TS Holdings to any stockholder of JWCAC exercising appraisal rights, and each of JWCAC and TS Holdings reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of JWCAC is less than the applicable shares of common stock of TS Holdings, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of JWCAC have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of common stock of JWCAC under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of common stock of JWCAC will be deemed to have been converted at the effective time of the Merger into the right to receive common stock of TS Holdings. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the common stock of TS Holdings in accordance with Section 262.

From and after the effective time of the Merger, no dissenting stockholder shall have any rights of a stockholder of JWCAC with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of common stock of JWCAC, if any, payable to stockholders of JWCAC of record as of a time prior to the effective time of the Merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the Merger, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the Merger consideration in accordance with the terms of the Contribution and Merger Agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of JWCAC without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

ANNEX A

Preliminary Proxy Statement/Prospectus

Provided Separately

ANNEX B

Excerpt of the Delaware General Corporation Law on Appraisal Rights

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.